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BluePhoenix Solutions Announces Latest Release of

BluePhoenixTM IT Discovery at Gartner Symposium/ITxpo 2004

Merrill Lynch First to Use the Self-service Application Portfolio Management Solution

Gartner Symposium/ITxpo, SAN DIEGO, CA., MARCH 29, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced BluePhoenixTM IT Discovery Version 2.1 which adds the functionality needed to address Application Portfolio Management from Gartner Symposium/ITxpo 2004. IT Discovery now provides comprehensive visibility into the complexity of existing IT environments and enables organizations to turn raw IT data into strategic information, thus optimizing daily operations and IT related decision-making processes. Through this process, IT Discovery helps reduce the cost of maintaining IT systems and better planning of IT initiatives. The announcement was made during Gartner Symposium/ITxpo 2004 at the San Diego Convention Center.

The new release of the IT Discovery product provides numerous benefits to large organizations embarking on new or legacy modification IT projects. Expenses can be reduced in a variety of ways, for example by eliminating unused 3rd party products, recognizing proper use of utilities, removing unused files, and identifying inefficient usage of the IT resources. The solution also assists in more efficient and cost effective management of modernization projects, outsourcing initiatives, and planning for disaster recovery.

IT Discovery does this by consolidating a wide range of disparate information silos into a single flexible repository of application-independent data. Standard and internally developed scripts written in M-script, IT Discovery's unique scripting language for modernization, mine the system for information on the status of system components including programs, files, databases, job control, utilities, and other software entities that make up the IT environment, as well as their interrelations and interfaces. This process, which can be run on a periodic basis, normalizes complex development and operational information into a standard data-model that can be easily accessed and queried. The product's reach can be easily extended into local information (such as HR data) and into the customer's more obscure IT systems.

According to Gartner research, "Gartner has long believed that enterprises must balance investments in their IT portfolios by taking an application portfolio approach... By 2005, enterprises that implement a disciplined application portfolio management strategy can reduce IT expenses by at least 20 percent and future application transformation costs by 30 percent (0.7 probability)." (Application Portfolio Management for Investment/Efficiency, Dale Vecchio, July 2003)

"By using the IT Discovery product combined with our mature Data Warehouse practice, we were able to achieve substantial savings by optimizing our IT environment, improving productivity, and increasing operational efficiencies," said Howard Goldberg, vice president at Merrill Lynch. "Considering our highly complex and diverse systems which are in a constant state of flux, the IT Discovery product did an excellent job of collecting all the information we needed in order to gain better control and visibility of our infrastructure."

"As the first customer for this release of our IT Discovery solution Merrill Lynch has proven the need in the market by immediately seeing the benefits financially" added Arik Kilman, CEO of BluePhoenix Solutions. "With IT Discovery, we offer them a comprehensive solution that can help them reduce costs by more effectively using their existing IT assets."

About Gartner Symposium/ITxpo

Gartner Symposium/ITxpo is the IT industry's largest and most strategic conference, providing business leaders with a look at the future of IT.  For more than 10,000 IT professionals from the world's leading enterprises, Gartner's annual Symposium/ITxpo events are key components of their annual planning efforts.  Attendees are responsible for more than $35 billion in IT spending for their respective companies, and rely on Gartner Symposium/ITxpo to gain insight into how their organizations can use technology to address business challenges and improve operational efficiency. For more information, please visit www.gartner.com/us/symposiumwestcoast.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.